November 14, 2013

Via EDGAR Filing

Ms. Jennifer Gowetski

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE,

Washington, DC  20549

Re:                         W. P. Carey Inc.

Registration Statement on Form S-4

Filed October 1, 2013

File No. 333-191517

Dear Ms. Gowetski:

This letter is submitted on behalf of W. P. Carey Inc. (“W. P. Carey Inc.”) and Corporate Property Associates 16 – Global Incorporated (“CPA®:16 — Global”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter (the “Comment Letter”) dated October 25, 2013.  The responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comments set forth in the Comment Letter.  For your convenience, your comments have been reproduced in italics below, together with the responses.  Capitalized terms used and not defined herein have the meanings given to such terms in the Registration Statement on Form S-4 (File No. 333-191517) (the “Joint Proxy Statement/Prospectus”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Joint Proxy Statement/Prospectus (“Amendment No. 1”).  For your convenience, we will hand deliver four full copies of Amendment No. 1 as well as four copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Joint Proxy Statement/Prospectus.

Opinion of Financial Advisor to W.P. Carey, page 61

1.                                    We note that your disclosure on page 69 of the registration statement regarding the material relationships between BoA Merrill Lynch and W.P. Carey does not provide a narrative and quantitative description of the fees paid or to be paid to BoA Merrill Lynch and its affiliates by W. P. Carey and its affiliates.  Please revise to provide this disclosure or advise.

Response:

The disclosure appearing on page 69 of the Joint Proxy Statement/Prospectus has been revised in response to the Staff’s comment.

U. S. Securities and Exchange Commission

November 14, 2013

2.                                    We note your disclosure on pages 62 and 67 that W. P. Carey obtained a third-party appraisal on CPA®:16 upon which you estimated a net asset value per share for CPA®:16.  Please revise your disclosure to identify the third party or clarify, if true, that Robert A. Stanger & Co. provided the third-party appraisal.  We note your disclosure on page 84 that Robert A. Stanger was engaged by CPA®:16.

Response:

We supplementally note for the Staff that the third-party appraisal referenced on pages 62 and 67 relates to Robert A. Stanger & Co.’s appraisal as of December 31, 2012, which has been disclosed elsewhere in the Joint Proxy Statement/Prospectus.  W. P. Carey Inc. has clarified the disclosure appearing on page 67 in response to the Staff’s comment.

Opinion of Financial Advisor to the Special Committee of CPA:16 - Global, page 80

3.                                    We note that your disclosure on page 80 of the registration statement regarding the material relationships between Barclays and W. P. Carey does not provide a quantitative description of the fees paid to Barclays and its affiliates by W. P. Carey and its affiliates.  Please revise to provide this disclosure or advise.

Response:

The disclosure appearing on page 80 of the Joint Proxy Statement/Prospectus has been revised in response to the Staff’s comment.

Selected Historical and Pro Forma Financial Information, page 170

4.                                    Please amend to provide a footnote indicating why certain pro forma amounts are not applicable as presented (i.e., no pro forma consolidated statement of cash flows is required).  Further, please ensure amounts provided are consistent with such amounts throughout the joint proxy/prospectus and documents incorporated by reference.

Response:

The disclosure appearing on page 170 of the Joint Proxy Statement/Prospectus has been revised in response to the Staff’s comment.

Notes to Unaudited Pro Forma Consolidated Financial Information, page F-5

Adjustment A, page F-7

5.                                    Please tell us the circumstances that caused your intangible assets, excluding goodwill, to increase in value by approximately $604 million.  In particular, provide detail differentiating between in-place lease and above-market rents, and your anticipated weighted-average amortization period for such intangible assets.  Please provide similar information for your acquired intangible liabilities and amend to provide the anticipated weighted-average amortization periods for acquired intangible assets and liabilities.

Response:

U. S. Securities and Exchange Commission

November 14, 2013

The disclosure appearing on pages F-8 and F-9 of the Joint Proxy Statement/Prospectus has been revised in response to the Staff’s comment.

Adjustment C, page F-9

6.                                    Please amend to indicate the pro forma change in cash as a result of the new financing and repayments is approximately $28.5 million, as you incurred $1.5 million in closing costs.

Response:

The disclosure appearing on page F-10 of the Joint Proxy Statement/Prospectus has been revised in response to the Staff’s comment.

In responding to the Staff’s comments, W. P. Carey Inc. and CPA®:16 - Global each acknowledge that:

•                                           should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                           the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                           the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned or Christopher P. Giordano, Esq. of DLA Piper LLP (US), counsel to W. P. Carey Inc., at (212) 335-4522.

Very truly yours,

/s/ Trevor P. Bond

Trevor P. Bond

Chief Executive Officer

W. P. Carey Inc.

cc:                              Paul Marcotrigiano, Esq.

W. P. Carey Inc.

Christopher P. Giordano, Esq.

DLA Piper LLP (US)

Kathleen L. Werner, Esq.

Clifford Chance US LLP